

April 14, 2014

Via E-mail
Mr. J. Kevin Willis
Vice President and Chief Financial Officer
Ashland Inc.
50 East River Center Boulevard
Covington, Kentucky 41012

>   **RE: Ashland Inc.**
>   **Form 10-K for the Year Ended September 30, 2013**
>   **Filed November 27, 2013**
>   **Form 10-Q for the Period Ended December 31, 2013**
>   **Filed January 30, 2014**
>   **Response dated April 4, 2014**
>   **File No. 1-32532**

Dear Mr. Willis:

We have reviewed your response letter dated April 4, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Mr. J. Kevin Willis
Ashland Inc.
April 14, 2014
Page 2

Management's Discussion and Analysis

Critical Accounting Policies

Employee Benefit Obligations, page M-31

2. We note your response to comment 3 of our letter dated March 19, 2014. In a similar manner to your response, please expand your disclosures to further discuss the impact of changing the yield curve used including the impact on the amount of actuarial gain recognized in 2013.

Financial Statements

Notes to the Financial Statements

Note Q – Segment Information, page F-46

3. Please provide the product disclosures required by ASC 280-10-50-40.

　　　　If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief